

10025768

UNITED STATES
...S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49817

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING__January 1, 2009_____ AND ENDING ___December 31, 2009___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Witenberg Investment Companies, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9440 Santa Monica Blvd., Suite 600

OFFICIAL USE ONLY
FIRM I.D. NO.

                                              (No. and Street)

Beverly Hills	CA	90210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Urner   310-724-5555
                                                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder
                              (Name – if individual, state last, first, middle name)

8 Chatham Place	Dix Hills	NY	11746
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountants
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I __Christopher Urner_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Witenberg Investment Companies, Inc._____, as
of _December 31,_____2009____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1.
2.
3.
4.
5.
6.

_____
Signature of Document Signer No. 1

_____
Signature of Document Signer No. 2 (if any)

State of California

County of _LOS ANGELES_

Subscribed and sworn to (or affirmed) before me

on this _23_ day of _FEBRUARY_, 20 _10_,
       Date   Month   Year
by

(1) _CHRISTOPHER ULNER_ ,
         Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (✗)

~~(and~~

(2)_____ ,
         Name of Signer

~~proved to me on the basis of satisfactory evidence~~
~~to be the person who appeared before me.)~~

Signature _____
         Signature of Notary Public

JULIANA A. ROSE
Commission # 1876750
Notary Public - California
Los Angeles County
My Comm. Expires Jan 12, 2014

Place Notary Seal and/or Stamp Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

    WITENBERG INVESTMENT COMPANIES INC.
Title or Type of Document: _FINANCIAL STATEMENTS DEC. 31, 2009_

Document Date: _DEC 31, 2009_ Number of Pages: _20_
         COMB BOUND

Signer(s) Other Than Named Above: _____

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
  and Stockholder
Witenberg Investment Companies, Inc.

We have audited the accompanying statement of financial condition of Witenberg Investment Companies, Inc. as of December 31, 2009 and the related statements of income, changes in stockholder's equity and cash flows that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Witenberg Investment Companies, Inc. at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 15, 2010

1

WITENBERG INVESTMENT COMPANIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 45,978
Deposit with clearing broker	950,558
Receivable from brokers	5,160
Property and equipment - at cost, less accumulated depreciation of $104,309	14,287
Other assets	32,454
Total Assets	**$1,048,437**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses	$ 174,855
Stockholder's Equity	
Common stock, no par value, 10 shares authorized, 1 share issued and outstanding	500
Retained earnings	873,082
Total Stockholder's Equity	873,582
Total Liabilities and Stockholder's Equity	**$1,048,437**

See accompanying auditors' report and notes to financial statements.

WITENBERG INVESTMENT COMPANIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Trading	$2,578,891
Interest and dividends	201,046
Total Revenues	2,779,937
Operating Expenses	
Compensation and employee benefits	963,090
Clearance fees and commissions	452,545
Professional fees	391,753
Interest	133,684
Regulatory fees and assessments	53,002
Occupancy expense	176,885
Communication	92,297
Other expenses	162,948
Total Operating Expenses	2,426,204
Net Income	**$ 353,733**

See accompanying auditors' report and notes to financial statements.

WITENBERG INVESTMENT COMPANIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Retained Earnings	Stockholder's Equity
Balance - December 31, 2008	$ 500	$ 996,349	$ 996,849
Dividends	-	(477,000)	(477,000)
Net income - 2009	-	353,733	353,733
Balance - December 31, 2009	**$ 500**	**$ 873,082**	**$ 873,582**

See accompanying auditors' report and notes to financial statements.

WITENBERG INVESTMENT COMPANIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities	
Net income	$ 353,733
Adjustment to reconcile net income to net cash flows from operating activities	
Depreciation and amortization	23,878
Changes in operating assets and liabilities	
Decrease in receivable from brokers	67,900
Increase in other assets	(695)
Increase in accrued expenses	86,011
Cash Flows Provided By Operating Activities	530,827
Cash Flows from Investing Activities	
Purchase of property and equipment	(2,248)
Cash Flows Used For Investing Activities	(2,248)
Cash Flows from Financing Activities	
Payment on note payable	(7,242)
Proceeds from loan payable – officer	55,000
Repayment of loan payable – officer	(55,000)
Dividends paid	(477,000)
Cash Flows Used For Financing Activities	(484,242)
Net Increase in Cash and Cash Equivalents	44,337
Cash and Cash Equivalents, Beginning	1,641
Cash and Cash Equivalents, End	$ **45,978**
Supplemental Disclosure:	
Cash paid during the period ended for Interest	$ **133,684**

See accompanying auditors' report and notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

Witenberg Investment Companies, Inc., (the "Company"), which became a broker-dealer in 1997, is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated Useful life of the asset.

Revenue Recognition

Securities transactions and the related revenue and expenses are recorded on a settlement date basis. The recording of securities transactions on a trade date basis was considered, and the difference was deemed immaterial.

Securities Owned

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is included in income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies - (Continued)

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments with original maturities of three months or less.

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation for Federal and State income tax purposes, whereby, the individual stockholder of the Company includes the Company's income or loss on his individual income tax returns. Accordingly, no provision for Federal income tax has been provided. The Company has provided for the State minimum income tax. In addition, pursuant to the "S" election, the Company has provided for the built in capital gains tax subject to the conversion and eliminated the deferred taxes for Federal purposes.

Note 2 - Deposit with Clearing Broker

The Company operates principally under a clearance agreement with its clearing broker, whereby such broker assumes and maintains the Company's customer accounts. As part of the agreement, the Company will be required to maintain cash or securities of not less than $750,000.

Note 3 - Receivable from Brokers

Receivable from brokers arise as a result of the Company's normal security transactions.

Note 4 - Commitments and Contingencies

Lease

The Company leases several office spaces, on a month-to-month basis, from an affiliated company, owned by the Company's stockholder. The affiliated company's lease terms extend through September 2012. Monthly lease payments, ranging from $11,749 to $13,483 and are subject to escalations charges based on increases for real estate taxes and other operating expenses. The lease payments made by the Company approximate the payments due by the affiliated company to the landlord.

Contingency

The Los Angeles Office of the Securities and Exchange Commission has conducted a broker-dealer examination focusing on the activities of an investment adviser whose advisory clients maintained brokerage accounts for the Company. The SEC staff sent the Company a deficiency letter raising issues with respect to possible violations of SEC and FINRA rules. The Company has sent an extensive response letter to the SEC staff with respect to the matters raised in the deficiency letter. The SEC has not informed the Company whether there will be any fines or sanctions which may effect the Company's operations. At this stage of the proceedings, outside counsel is unable to conclude and express an opinion as to the outcome of the matter. The Company believes that their response satisfies the SEC staff concerns and that there will be no material effects to the Company's operations.

Note 5 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $100,000 or 1/15 of aggregate indebtedness.

Note 5 - Net Capital Requirements - (Continued)

At December 31, 2009, the Company had net capital, as defined, of $826,841 which exceeded the required minimum net capital by $726,841. Aggregate indebtedness at December 31, 2009 totaled $174,855 and the ratio of aggregate indebtedness to net capital was .21 to 1.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company transacts its business with customers predominantly located throughout the United States.

Note 7 - Pension Plan

During 2008, the Company established defined contribution 401(K) pension plan. The plan covers all eligible employee who has reached the age of 21 and completed 30 days of service. The Company may make matching contribution and additional discretionary contributions to the plan. For the year ended December 31, 2009, the Company made no contributions to the plan.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through February 15, 2010, the date of the financial statements were available for issuance.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

Computation of Net Capital	
Stockholder's equity	$ 873,582
Deductions - Non-allowable assets	
Prepaid expenses	21,454
Other receivables	11,000
Property and equipment	14,287
	46,741
Net capital, as defined	**826,841**
Minimum net capital required	100,000
Net capital in excess of minimum requirement	**$ 726,841**
Net capital in excess of 1,000 percent	**$ 809,355**

Computation of Aggregate Indebtedness

Accounts payable and other liabilities   **$ 174,855**

Ratio of aggregate indebtedness to net capital

$$\frac{\text{Total aggregate indebtedness}}{\text{Net capital}} \quad \frac{\$\ 174,855}{\$\ 826,841} = .21$$

The ratio of aggregate indebtedness to net capital is .21
to 1 compared to the maximum allowable ratio of 15 to 1.

See accompanying auditors' report.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Information Relating to the Possession or Control Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Reconciliation of Computation of Net Capital

Net capital, per focus report	$ 826,841
Net capital, as computed	$ 826,841
Aggregate indebtedness, per focus report	$ 174,855
Aggregate indebtedness, as computed	$ 174,855

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under provisions of Section (k)(2)(ii).

See accompanying auditors' report.

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
   and Stockholder
Witenberg Investment Companies, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Witenberg Investment Companies, Inc., (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred

to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for limited purpose described in the first and second paragraphs would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

13

Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

February 15, 2010

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Board of Directors
   and Stockholder
Witenberg Investment Companies, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation, Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 through December 31, 2009, which were agreed to by Witenberg Investment Companies, Inc. (the "Company"), the Securities and Exchange commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries listed in the disbursement journal, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the period April 1, 2009 through December 31, 2009, as applicable, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T), noting no differences;

3) Compared any adjustment reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2010

WITENBERG INVESTMENT COMPANIES, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS
PERIOD FROM APRIL 1, 2009
TO DECEMBER 31, 2009

Revenue	$2,093,744
Additions	
Net loss form principal transactions	171,785
	2,265,529
Deductions	
Commissions, floor brokerage and clearance	
Paid to SIPC members	213,714
Interest expense	131,989
Total deductions	345,703
SIPC net operating revenues	**$1,919,826**
SIPC general assessment at .0025	$ 4,800
Less: Payments	
January 21, 2009	150
August 10, 2009	2,693
February 11, 2010	2,107
	4,950
Overpayment carried forward	**$ 150**

WITENBERG INVESTMENT COMPANIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

WITENBERG INVESTMENT COMPANIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2009

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